FILED BY EQUITY BANCSHARES, INC.

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

SUBJECT COMPANY: KANSAS BANK CORPORATION:

COMMISSION FILE NO. FOR REGISTRATION STATEMENT ON

FORM S-4 FILED BY EQUITY BANCSHARES, INC.: 333-222934

The following is a press release issued by Equity Bancshares, Inc. on March 27, 2018, which discusses, among other things, the transactions with Kansas Bank Corporation:

Equity Bancshares, Inc. Announces Regulatory and Shareholder Approvals

of Mergers with First National Bank of Liberal and Adams Dairy Bank

Equity Will Announce First-Quarter Results on April 19, 2018

WICHITA, Kansas, March 27, 2018 – Equity Bancshares, Inc. (NASDAQ: EQBK), (“Equity”, “we”, “us”, “our”), the Wichita-based holding company of Equity Bank, announced it has received the necessary federal and state regulatory approvals to complete its mergers with Kansas Bank Corporation (“KBC”), parent company of First National Bank of Liberal in Liberal, Kansas, and Adams Dairy Bancshares, Inc. (“Adams”), parent company of Adams Dairy Bank in Blue Springs, Missouri.

Adams shareholders approved the transaction on March 22, 2018. KBC shareholders approved the transaction on March 23, 2018. Equity expects each transaction to close on May 4, 2018, subject to satisfaction or waiver of the respective conditions to closing.

Brad Elliott, Chairman and CEO of Equity, said, “We’re proud to work in tandem with the leadership of First National Bank of Liberal and Adams Dairy Bank to ensure an efficient partnership for local customers. Our teams focus on closing and completing mergers in a reasonably quick time frame, which allows for uninterrupted community bank service to our customers. We will be pleased to welcome Southwestern Kansas and Blue Springs, Missouri customers and communities.”

After the mergers, Equity will operate 48 bank locations in four states, adding five bank offices in Southwest Kansas, including four locations in Liberal and one in Hugoton. Equity will also add Blue Springs, Missouri, to its Kansas City presence of seven bank offices, with three locations in Lee’s Summit, Missouri, two offices in Overland Park, Kansas, and one location in Kansas City, Missouri.

The mergers mark Equity’s sixteenth and seventeenth combinations since 2003 and the mergers with KBC and Adams will be the sixth and seventh since the Company’s initial public offering in November 2015.

Equity Will Announce First-Quarter Results on April 19, 2018

Equity also announced the Company will issue a press release after the markets close on Thursday, April 19, 2018 detailing the Company’s Q1 2018 financial results. Equity’s Chief Executive Officer, Brad Elliott, and Chief Financial Officer, Greg Kossover, will hold a conference call and webcast on Friday, April 20, 2018 at 10 a.m. eastern time (9 a.m. central time) to review the Company’s first-quarter results.

Investors, news media, and other participants should register for the call or audio webcast at investor.equitybank.com. On Friday, April 20, 2018, participants may dial into the call toll-free at (844) 534-7311 from anywhere in the U.S. or (574) 990-1419 internationally, using conference ID no. 7479776.

Participants are encouraged to dial into the call or access the webcast approximately 10 minutes prior to the start time. Presentation slides to pair with the call or webcast will be posted one hour prior to the call at investor.equitybank.com.

A replay of the call and webcast will be available two hours following the close of the call until April 27, 2018, accessible at (855) 859-2056 with conference ID no. 7479776 or investor.equitybank.com.

About Equity Bancshares, Inc.

Equity Bancshares, Inc. is the holding company for Equity Bank, offering a full range of financial solutions, including commercial loans, consumer banking, mortgage loans, and treasury management services. As of December 31, 2017, Equity had $3.17 billion in consolidated total assets, with 42 locations throughout Kansas, Missouri, Arkansas and Oklahoma. Learn more at www.equitybank.com.

Equity seeks to provide an enhanced banking experience for customers by providing a suite of sophisticated banking products and services tailored to their needs, while delivering the high-quality, relationship-based customer service of a community bank. Equity’s common stock is traded on the NASDAQ Global Select Market under the symbol “EQBK.”

Special Note Concerning Forward-Looking Statements

This press release contains “forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements reflect the current views of Equity’s management with respect to, among other things, future events and Equity’s financial performance. These statements are often, but not always, made through the use of words or phrases such as “may,” “should,” “could,” “predict,” “potential,” “believe,” “will likely result,” “expect,” “continue,” “will,” “anticipate,” “seek,” “estimate,” “intend,” “plan,” “project,” “forecast,” “goal,” “target,” “would” and “outlook,” or the negative variations of those words or other comparable words of a future or forward-looking nature. These forward-looking statements are not historical facts, and are based on current expectations, estimates and projections about Equity’s industry, management’s beliefs and certain assumptions made by management, many of which, by their nature, are inherently uncertain and beyond Equity’s control. Accordingly, Equity cautions you that any such forward-looking statements are not guarantees of future performance and are subject to risks, assumptions and uncertainties that are difficult to predict. Although Equity believes that the expectations reflected in these forward-looking statements are reasonable as of the date made, actual results may prove to be materially different from the results expressed or implied by the forward-looking statements. Factors that could cause actual results to differ materially from Equity’s expectations include competition from other financial institutions and bank holding companies; the effects of and changes in trade, monetary and fiscal policies and laws, including interest rate policies of the Federal Reserve Board; changes in the demand for loans; fluctuations in value of collateral and loan reserves; inflation, interest rate, market and monetary fluctuations; changes in consumer spending, borrowing and savings habits; and acquisitions and integration of acquired businesses, and similar variables. The foregoing list of factors is not exhaustive.

For discussion of these and other risks that may cause actual results to differ from expectations, please refer to “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors” in Equity’s Annual Report on Form 10-K filed with the Securities and Exchange Commission (“SEC”) on March 16, 2018 and any updates to those risk factors set forth in Equity’s subsequent Quarterly Reports on Form 10-Q or Current Reports on Form 8-K. If one or more events related to these or other risks or uncertainties materialize, or if Equity’s underlying assumptions prove to be incorrect, actual results may differ materially from what Equity anticipates. Accordingly, you should not place undue reliance on any such forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made, and Equity does not undertake any obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise. New risks and uncertainties arise from time to time, and it is not possible for us to predict those events or how they may affect us. In addition, Equity cannot assess the impact of each factor on Equity’s business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. All forward-looking statements, expressed or implied, included in this press release are expressly qualified in their entirety by this cautionary statement. This cautionary statement should also be considered in connection with any subsequent written or oral forward-looking statements that Equity or persons acting on Equity’s behalf may issue.

Important Additional Information

The information contained herein does not constitute an offer to sell or a solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed merger of Equity and each of KBC and Adams, Equity filed a registration statement on Form S-4 with the Securities and Exchange Commission (the “SEC”) with respect to the proposed merger. Each registration statement included a proxy statement of KBC, and a proxy statement of Adams, respectively, and constitutes a prospectus of Equity, which KBC and Adams sent to their respective shareholders. Investors and shareholders are advised to read the proxy statement/prospectus because it contains important information about Equity, KBC and Adams and the proposed transactions.

These documents contain important information relating to the proposed transactions. This document and other documents relating to the mergers filed by Equity can be obtained free of charge from the SEC’s website at www.sec.gov. These documents also can be obtained free of charge by accessing Equity’s website at www.equitybank.com under the tab “Investor Relations” and then under “Financials.” Alternatively, these documents, when available, can be obtained free of charge from Equity by directing a request to Equity Bancshares, Inc., 7701 East Kellogg Drive, Suite 300, Wichita, Kansas 67207, Attention: Jacob Willis, Investor Relations Officer, Telephone: (316) 779-1675.

No Offer or Solicitation

This press release shall not constitute an offer to sell, a solicitation of an offer to sell, or the solicitation or an offer to buy any securities. There will be no sale of securities in any jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirement of Section 10 of the Securities Act of 1933, as amended.

Investor Contact:

Jacob Willis

Investor Relations Officer

316-779-1675

jwillis@equitybank.com

investor.equitybank.com

Media Contact:

John Hanley

SVP, Director of Marketing

816-505-4063

jhanley@equitybank.com